Filed pursuant to
Rule 424(b)(3)
333-252817

BRIGHTHOUSE LIFE INSURANCE COMPANY

Supplement Dated May 1, 2023 to the Prospectus Dated April 30, 2021

Fixed Annuity (Strategic Value Annuity)

This supplement updates certain information to the Fixed Annuity (Strategic Value Annuity) fixed annuity contracts issued by Brighthouse Life Insurance Company. This supplement should be read in its entirety and kept together with your prospectus for future reference. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

This supplement describes, as applicable, changes to required minimum distributions (RMDs) from tax-qualified contracts, effective for distributions made after December 31, 2022, for individuals who attain age 72 after that date, pursuant the SECURE 2.0 Act of 2022 (the “Act”) passed by Congress on December 29, 2022.

FEDERAL TAX CONSIDERATIONS

Generally, you must begin receiving RMD amounts form your qualified Contract by the Required Beginning Date. Generally, for retirement plans, the “Required Beginning Date” is April 1 following the later of:

(a)	the calendar year in which you reach the Applicable Age (as defined in the chart below); or
(b)	the calendar year you retire, provided you do not own more than 5% of the outstanding stock, capital, or profits of your employer.

Applicable Age for Required Minimum Distributions (RMD)

As used in this supplement, “Applicable Age” means the following:

If you...	Your “Applicable Age” is...
Were born on or before June 30, 1949	70 1⁄2
Were born on or after July 1, 1949 (and attain age 72 prior to January 1, 2023)	72
Attain age 72 on or after January 1, 2023 (and attain age 73 on or before December 31, 2032)	73*
Attain age 74 on or after January 1, 2033	75*

*If you were born in 1959, you should consult your tax adviser regarding your “Applicable Age,” because it is not clear under the Act whether your Applicable Age is age 73 or age 75.

SUPP- SVA-SECUREACT2-0523

In addition to provisions affecting RMDs, the Act includes many provisions updating the Code affecting employer sponsored qualified plans and IRAs, including provisions that become effective immediately and provisions which become effective in later years through 2033. For example, the Act includes provisions pertaining to certain contribution and other limits affecting IRAs and qualified plans, as well as provisions providing new exceptions to the 10% federal income tax penalty for “early” distributions which may also provide for the ability to recontribute such early distributions to an IRA or qualified plan (subject to the provisions of the Code, the qualified plan/IRA, the Contract and our administrative rules).

As of the date of this supplement, very limited substantive regulatory guidance has been issued on the Act. If you own a tax-qualified contract or intend to purchase a tax-qualified contract, you should consult with a qualified tax adviser.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE